Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No. 333-195645

USD 1.50bn 3.684% Fixed Rate Senior Notes due 2023

Pricing Term Sheet

Issuer:	Barclays PLC

Notes:	USD 1.50bn 3.684% Fixed Rate Senior Notes due 2023

Expected Issue Ratings[1]:	Baa2 (Moody’s) / BBB (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 1,500,000,000

Trade Date:	January 3, 2017

Settlement Date:	January 10, 2017 (T+5)

Maturity Date:	January 10, 2023

Coupon:	3.684%

Interest Payment Dates:	Semi-annually in arrear on January 10 and July 10 in each year, commencing on July 10, 2017 and ending on the Maturity Date

Coupon Calculation:	30/360, following, unadjusted

Business Days:	New York, London

Preliminary Prospectus Supplement	Preliminary Prospectus Supplement dated January 3, 2017 (the “Preliminary Prospectus Supplement”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Optional Redemption

The Issuer may redeem the Notes at any time outstanding, at its option, (A) in whole or, from time to time, in part, at any time on or after July 10, 2017, except for January 10, 2022, at an amount equal to the higher of (i) 100% of the principal amount of the notes to be redeemed and (ii) as determined by the Determination Agent (as defined in the Preliminary Prospectus Supplement), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including accrued and unpaid interest, if any, on the principal amount of the notes) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 30 basis points, together with, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the notes to be redeemed to (but excluding) the redemption date (the “Make-Whole Redemption”) and/or (B) in whole but not in part on January 10, 2022, at an amount equal to 100% of their principal amount together with, accrued and unpaid interest, if any, on the principal amount of the notes to be redeemed to (but excluding) such date (the “Par Redemption”).

The Make-Whole Redemption and the Par Redemption are subject to the terms and conditions further specified in the Preliminary Prospectus Supplement.

The Notes are not redeemable at the option of the Issuer, except pursuant to the Make-Whole Redemption and the Par Redemption (as described above) and/or the Tax Redemption (as described below).

Tax Redemption	If there is a Tax Event (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, at any time, redeem the notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Preliminary Prospectus Supplement.

Benchmark Treasury:	T 2 12/31/21

Spread to Benchmark:	175bps

Reoffer Yield:	3.684%

Issue Price:	100%

Underwriting Discount:	0.325%

Net Proceeds:	USD 1,495,125,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	BB&T Capital Markets, a division of BB&T Securities, LLC; BBVA Securities Inc.; BNP Paribas Securities Corp.; BNY Mellon Capital Markets, LLC; CIBC World Markets Corp.; Credit Suisse Securities (USA) LLC; Great Pacific Securities; ING Financial Markets LLC; Lebenthal & Co, LLC.; Mizuho Securities USA Inc.; PNC Capital Markets LLC; Regions Securities LLC; Scotia Capital (USA) Inc.; Skandinaviska Enskilda Banken AB (publ); SMBC Nikko Securities America, Inc.; Standard Chartered Bank; SunTrust Robinson Humphrey, Inc.; Telsey Advisory Group LLC; U.S. Bancorp Investments, Inc.; Wells Fargo Securities, LLC

Risk Factors:	An investment in the notes involves risks. See “Risk Factors” section beginning on page S-11 of the Preliminary Prospectus Supplement.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EAS46 / 06738E AS4

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-195645) and to be issued pursuant to the Senior Debt Indenture dated November 10, 2014 between the Issuer and The Bank of New York Mellon acting through its London Branch, as trustee (the “Trustee”)

Listing:	We will apply to list the notes on the New York Stock Exchange

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

The Issuer has filed a registration statement (including a prospectus dated May 2, 2014 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.